Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following are primary subsidiaries of Descrypto Holdings, Inc. as of May 31, 2022 and the states or jurisdictions in which they are organized. Each subsidiary named below constitutes a “significant subsidiary”, as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934, as amended.

Name of Subsidiary	Jurisdiction of Organization
OpenLocker Inc.	State of Delaware
Descrypto, Inc.	State of Delaware
Descrypto Studio, LLC	State of Wyoming